                                                                       EXHIBIT 3

         AMENDED AND RESTATED INDIRECT PARTICIPATION INTEREST AGREEMENT

                                  BY AND AMONG

                              INTEROIL CORPORATION

                                       AND

                                       THE

                                    INVESTORS

                              (LISTED ON EXHIBIT A)

                                FEBRUARY 25, 2005

                                TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----
ARTICLE I. DEFINED TERMS                                                                                     1

    Section 1.1           Definitions.....................................................................   1

    Section 1.2           Construction....................................................................   6

ARTICLE II. PURCHASE OF INDIRECT PARTICIPATION INTEREST                                                      6

    Section 2.1           Payment by Investor.............................................................   6

    Section 2.2           Terms of Payment................................................................   6

    Section 2.3           Payments to Investor Upon State Election........................................   6

    Section 2.4           Distributions...................................................................   7

ARTICLE III. EXPLORATION PROGRAM                                                                             8

    Section 3.1           Exploration Program.............................................................   8

    Section 3.2           Designated Exploration Wells....................................................   8

    Section 3.3           Optional Exploration Wells......................................................   8

    Section 3.4           InterOil Services...............................................................   9

    Section 3.5           Substitute Wells................................................................  10

    Section 3.6           InterOil to Pay Costs...........................................................  10

    Section 3.7           Timing; Drilling to Total Depth.................................................  10

    Section 3.8           Reports.........................................................................  10

    Section 3.9           Disclosure......................................................................  11

ARTICLE IV. DISCOVERIES                                                                                     11

    Section 4.1           Activities after Total Depth....................................................  11

    Section 4.2           Completion Elections............................................................  11

    Section 4.3           PDL.............................................................................  12

    Section 4.4           Participation in PDL............................................................  12

ARTICLE V. SUBSEQUENT OPERATIONS; NON-CONSENT; FEES                                                         13

    Section 5.1           Subsequent Work Programs........................................................  13

    Section 5.2           Non-Consent Operations..........................................................  13

    Section 5.3           Debt Financing..................................................................  14

    Section 5.4           Incentive Discovery Fee.........................................................  14

    Section 5.5           Infrastructure Fee..............................................................  15

ARTICLE VI. STOCK ISSUANCE                                                                                  15

    Section 6.1           Conversion Right................................................................  15

    Section 6.2           Restrictive Legend..............................................................  15

    Section 6.3           No Rights as Shareholder until Issuance.........................................  16

    Section 6.4           Certain Adjustments.............................................................  16

    Section 6.5           Reorganization, Reclassification, Merger, Consolidation or
                          Disposition of Assets...........................................................  16

    Section 6.6           Other Distributions.............................................................  17

    Section 6.7           Representations and Warranties of Investors.....................................  17

                                                                               i
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
    Section 6.8           Registration Rights Agreement...................................................  18

ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF INTEROIL                                                     18

    Section 7.1           Representations and Warranties..................................................  18

ARTICLE VIII. ASSIGNMENT                                                                                    21

    Section 8.1           Generally.......................................................................  21

    Section 8.2           Binding Effect..................................................................  21

    Section 8.3           Ability to Encumber.............................................................  21

    Section 8.4           Tag-Along Right.................................................................  22

ARTICLE IX. CALL OPTION                                                                                     22

    Section 9.1           Reduction of IPI Percentage.....................................................  22

    Section 9.2           Conditions for Reduction of IPI Percentage......................................  23

ARTICLE X. CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS                                                         23

    Section 10.1          Confidentiality.................................................................  23

ARTICLE XI. TERM AND TERMINATION                                                                            24

    Section 11.1          Term............................................................................  24

ARTICLE XII. FORCE MAJEURE                                                                                  25

    Section 12.1          Force Majeure...................................................................  25

    Section 12.2          Notice..........................................................................  25

    Section 12.3          Obligations Reinstated..........................................................  25

ARTICLE XIII. NOTICES                                                                                       25

    Section 13.1          Address.........................................................................  25

    Section 13.2          Address.........................................................................  26

    Section 13.3          Change of Address...............................................................  26

ARTICLE XIV. MISCELLANEOUS                                                                                  26

    Section 14.1          Amendment.......................................................................  26

    Section 14.2          Waiver..........................................................................  26

    Section 14.3          Entire Agreement................................................................  26

    Section 14.4          Costs...........................................................................  26

    Section 14.5          Accounts........................................................................  26

    Section 14.6          Governing Law...................................................................  27

    Section 14.7          Relationship....................................................................  27

    Section 14.8          Standard of Performance.........................................................  27

    Section 14.9          Counterparts....................................................................  27

    Section 14.10         Dispute Resolution..............................................................  27

    Section 14.11         Additional Investors............................................................  28

    Section 14.12         Previous Agreements.............................................................  28

    Section 14.13         Other Agreements................................................................  28

    Section 14.14         Tax Matters.....................................................................  28

    Section 14.15         Completion Cost Cap.............................................................  29

                                                                              ii
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
List of Investors.........................................................................................  Exhibit A

Accounting Procedures.....................................................................................  Exhibit B

Registration Rights Agreement.............................................................................  Exhibit C

         AMENDED AND RESTATED INDIRECT PARTICIPATION INTEREST AGREEMENT

      THIS AGREEMENT is made as of the 25th day of February 2005, by and among INTEROIL CORPORATION, a New Brunswick, Canada corporation ("INTEROIL"), and the persons who have executed this Agreement and whose names are listed on Exhibit A (individually an "INVESTOR" and collectively, "INVESTORS").

                                    RECITALS

      WHEREAS, InterOil, through its subsidiaries ("SUBSIDIARIES"), is conducting an exploration drilling program in Papua New Guinea;

      WHEREAS, Subsidiaries currently own PPLs numbers PPL 236, PPL 237 and PPL 238, and may acquire additional Licences in Papua New Guinea;

      WHEREAS, InterOil is seeking investors to participate in funding an eight
(8) well exploration program on the Licences (as defined herein) to test independent Zones, and, if the exploration program discovers oil or gas in commercial quantities, to develop the Fields discovered;

      WHEREAS, certain of the Investors previously entered into indirect participation interest agreements ("PREVIOUS AGREEMENTS") related to the eight
(8) well exploration program on the Licences contemplated by this Agreement;

      WHEREAS, InterOil and the Investors desire to enter into this Agreement to amend and restate such Previous Agreements in their entirety.

      NOW THIS AGREEMENT WITNESSES that the parties hereby covenant and agree as follows:

                                   ARTICLE I.
                                  DEFINED TERMS

      SECTION 1.1 DEFINITIONS. The following terms have the meanings ascribed to them below, unless the context clearly requires otherwise:

      "ABANDONMENT SECURITY" means an amount of funds retained from amounts otherwise distributable to Investors, determined by InterOil in its reasonable discretion in accordance with the Operator Standard, to be necessary to pay costs to plug, abandon and restore the site of a well or wells in compliance with applicable governmental regulations.

      "ACCOUNTING PROCEDURE" means the procedures attached as Exhibit B.

      "AGREED INTEREST RATE" means interest compounded on a monthly basis at the rate per annum equal to the one (1) month term, London Interbank Offer Rate ("LIBOR") for U.S. Dollar deposits, as published by The Wall Street Journal or, if not published, then by the Financial

Times of London, plus five percent (5%), applicable on the due date of payment and thereafter on the first business day of each succeeding one (1) month term. If the aforesaid rate is contrary to any applicable usury law, the rate of interest to be charged is the maximum rate permitted by such applicable law.

      "AFE" means an authorization for expenditure submitted by InterOil pursuant to Section 5.2.

      "AFFILIATE" means, in relation to a person, any person controlled by, controlling or under common control with, such person.

      "BARREL" means that quantity of petroleum, which will occupy a volume of 42 U.S. standard gallons measured at 60 degrees Fahrenheit (which volume shall be deemed equivalent to 0.158987 cubic metres when measured at 15.55 degrees Celsius).

      "BLOCK" means a block constituted as provided by Section 17 of the Oil and Gas Act.

      "BOE" means a barrel of oil equivalent, converting natural gas to oil on the basis of 6 Mcf of gas to 1 BOE. An Mcf of natural gas shall be 1,000 cubic feet of natural gas measured by InterOil in accordance with the Operator Standard using temperature, pressure and other factors generally acceptable in the industry for the area of production.

      "COMMON SHARES" means the common shares, no par value, of InterOil.

      "COMPLETION" has the meaning set forth in Section 4.1.

      "CONFIDENTIAL INFORMATION" has the meaning set forth in Section 10.1.

      "CONVERSION RIGHT" means the unilateral right of an Investor to convert its IPI Percentage interest into Common Shares as described in Section 6.1.

      "CONVERSION RIGHT PERIOD" means the period commencing on the earlier of
(A) June 15, 2006 (which date shall not be subject to extension by reason of Force Majeure) and (B) the date, if any, on which InterOil provides notice of a proposed reduction in an IPI Percentage under Section 9.1, and ending on the later of the following:

      (a)   December 15, 2006,

      (b) ninety (90) days after the drilling to Total Depth, and, if applicable, Completion of the eighth (8th) Exploration Well drilled by InterOil or its Subsidiaries hereunder has been concluded.

      "CORPORATIONS LAW" means the Business Corporations Act (New Brunswick) as amended.

      "DRILLING PROGRAM" means the drilling program prepared by InterOil for each well hereunder at least in the level of detail as set out in section 104 of the Regulation.

      "EXPLORATION WELL" means any one of the wells designated by InterOil as provided in Section 3.1.

      "EXTENDED WELL TEST" means a Subsequent Work Program that consists primarily of drilling and completing up to four appraisal wells for the purpose of determining whether an Exploration Well has discovered commercial Petroleum deposits or for delineating the geographic extent or size of a Field or Zone believed discovered by an Exploration Well.

      "FIELD" means the minimum subsurface area required to contain the maximum subsurface area of a Zone as reasonably determined by InterOil as the most likely petroleum-water fluid contact or contacts on a structural map delineating the single structural closure of each Zone. For the avoidance of doubt:

         (a) where two or more Zones include a common Petroleum Pool these structures comprise a single Field; and

         (b) where two or more Zones are found adjacent to, above or below each other, with separate interpreted structural, spill points, different pressures or stratigraphic closures and which do not include a common Petroleum Pool, such structures are separate Fields.

      "GROSS NEGLIGENCE" means any act or failure to act (whether sole, joint or concurrent) by a party which was intended to cause, or which was in reckless disregard of or wanton indifference to, harmful and avoidable consequences such party knew, or should have known, such act or failure to act would have had on the safety or property of another person or entity.

      "INTEROIL REFINERY" means the oil refinery at Napa Napa near Port Moresby in Papua New Guinea owned by InterOil Limited.

      "IPI PERCENTAGE" means, for each Investor, the percent interest set forth on Exhibit A hereto, opposite such Investor's name under the column labelled IPI Percentage. The total of all IPI Percentages shall equal the total set forth on Exhibit A. Each Investor's IPI Percentage is subject to reduction as provided in
Article IX.

      "JOINT ACCOUNT" one or more bank accounts established by InterOil or one of its Affiliates to receive deposit of the Purchase Price and other amounts attributable to operations under this Agreement and from which disbursements to fund operations under this Agreement will be made in accordance with the Accounting Procedure.

      "JVOA" means a form of Joint Venture Operating Agreement agreed to by InterOil and a Majority Interest of the Investors in such JVOA. Such JVOA shall be substantially based on the 2002 AIPN Model Form International Operating Agreement, with such provisions as shall be necessary to comply with applicable law and the Regulations. Such JVOA shall provide that all decisions made with respect to work programs and budgets will be made by holders of a majority of the Participation Interests in such JVOA and for payment of the fees payable to InterOil under Sections 5.4 and 5.5 of this Agreement. InterOil and the Investors who will be a party to such JVOA will each negotiate reasonably and in good faith regarding the terms of such JVOA.

      "LICENCE" means PPL 236, PPL 237 or PPL 238 in Papua New Guinea or any PDL that may be issued or granted out of any such PPL, and includes any extension, renewal or variation of such Licence.

      "LICENCE AREAS" means the area covered by any or all of PPL 236, PPL 237 and PPL 238 in Papua New Guinea, and includes the area covered by any extension, renewal or variation of such Licence.

      "MAJORITY INTEREST" means the vote or consent of Investors whose IPI Percentage represents a majority of the IPI Percentage.

      "MATERIAL ADVERSE EFFECT" means any adverse effect on the business, operations, properties, prospects or financial condition of InterOil and its Subsidiaries and which is (either alone or together with all other adverse effects) material to InterOil and its Subsidiaries taken as a whole, and any material adverse effect on the transactions contemplated under this Agreement, the Transaction Documents, or any other agreement or document contemplated hereby or thereby.

      "NON-CONSENT RISK PENALTY" means for any Subsequent Work Program an amount to be deducted by InterOil from Quarterly Distributions otherwise payable to Investor in accordance with Section 5.2(a)(ii), equal to:

      (a) 800% of the total amount InterOil paid on behalf of Investor's IPI Percentage of the costs of any Subsequent Work Program in which Investor did not elect to participate; and

      (b) interest on the unrecovered balance of such amount accruing daily at the Agreed Interest Rate.

      "OIL AND GAS ACT" means the Oil and Gas Act 1998 (No. 49 of 1998) of Papua New Guinea, as amended from time to time.

      "OPERATOR" means InterOil or its wholly owned subsidiary, designated by InterOil to act as Operator under the terms of the JVOA.

      "OPERATOR STANDARD" has the meaning set forth in Section 14.8.

      "OPERATOR'S DIRECT CHARGES" has the meaning set forth in the Accounting Procedure.

      "OPERATOR'S INDIRECT CHARGES" has the meaning set forth in the Accounting Procedure.

      "PARTICIPATION AREA" has the meaning set forth in Section 4.3.

      "PARTICIPATION INTEREST" means, with respect to a party to the JVOA, that party's undivided interest, expressed as a percentage and determined in accordance with the JVOA, in all rights, interests, benefits, obligations and liabilities derived under and by virtue of the JVOA.

      "PDL" means a Petroleum Development Licence granted under the Oil and Gas Act.

      "PETROLEUM" means:

      (a) any naturally occurring hydrocarbons, whether in a gaseous, liquid, or solid state; or

      (b) any naturally occurring mixture of hydrocarbons, whether in a gaseous, liquid, or solid state; or

      (c) any naturally occurring mixture of one or more hydrocarbons, whether in a gaseous, liquid, or solid state and any other substance; or

      (d)   any fraction, mixture or product derived from sub-paragraphs (a),
            (b) or (c) as a result of Production or processing; or

      (e) any Petroleum as defined in sub-paragraphs (a), (b), (c) or (d) which has been returned to a natural reservoir, but does not include coal or any other substance which can only be recovered by mechanical mining processes.

      "PETROLEUM AGREEMENT" means an agreement entered into between the holders of a PDL and the State to provide for the State's participation in the PDL.

      "PETROLEUM POOL" means a naturally occurring discrete accumulation of Petroleum.

      "PPL" means a Petroleum Prospecting Licence granted under the Oil and Gas Act.

      "PPL 236" means Petroleum Prospecting Licence 236 granted under the Oil and Gas Act.

      "PPL 237" means Petroleum Prospecting Licence 237 granted under the Oil and Gas Act.

      "PPL 238" means Petroleum Prospecting Licence 238 granted under the Oil and Gas Act.

      "PURCHASE PRICE" has the meaning set forth in Section 2.2.

      "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement among InterOil and the Investors in substantially the form attached hereto as Exhibit C, providing for registration under the Securities Act of the resale of Common Shares issuable on exercise of the Conversion Right.

      "REGULATION" means the Oil and Gas Regulation 2002 (No. 10 of 2002) of Papua New Guinea.

      "SECURITIES ACT" means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

      "STATE" means the Independent State of Papua New Guinea, unless the context otherwise requires.

      "SUBSEQUENT WORK PROGRAM" has the meaning set forth in Section 5.1.

      "TOTAL DEPTH" means the true vertical depth to which each Exploration Well will be drilled, as determined pursuant to this Agreement.

      "TRANSACTION DOCUMENTS" means this Agreement and the Registration Rights Agreement.

      "WILFUL MISCONDUCT" means, in relation to InterOil, an intentional and conscious act or omission not justified by any special circumstances as amounts to an utter disregard of any provision of this Agreement or the JVOA.

      "ZONE" means a discrete stratigraphic interval within a geological structure containing or thought to contain a Petroleum Pool, or other common accumulation of Petroleum separately producible from any other common accumulation of Petroleum. For the avoidance of doubt, where two or more porous zones are found adjacent to each other, with separate interpreted structural, spill points, different pressures or stratigraphic closures such zones are separate Zones.

      SECTION 1.2 CONSTRUCTION. The parties agree that:

      (a)   reference to a clause means a clause of this Agreement; and

      (b) reference to legislation or any document includes any amendments or replacements to the legislation or document.

                                  ARTICLE II.
                   PURCHASE OF INDIRECT PARTICIPATION INTEREST

      SECTION 2.1 PAYMENT BY INVESTOR. In consideration of InterOil entering into this Agreement, Investor agrees to pay to InterOil the amount set forth next to the Investor's name on Exhibit A under the column labelled Purchase Price.

      SECTION 2.2 TERMS OF PAYMENT. Each Investor agrees to wire transfer the amounts set forth in Section 2.1 to InterOil's account one business day after the date hereof ("PURCHASE PRICE"); provided, however, that the Investors indicated on Exhibit A shall pay one half of their purchase price prior to the execution of this Agreement and the balance on or before March 15, 2005. The Purchase Price paid by Investors to InterOil hereunder shall be deposited in the Joint Account and shall only be used in accordance with Section 14.5.

      SECTION 2.3 PAYMENTS TO INVESTOR UPON STATE ELECTION. If the State or its nominee elects under the Petroleum Agreement to participate in a PDL by taking a Participation Interest of up to 22.5% (or any other State reversionary interest entitlement whether resulting in State participation in excess of 22.5% or otherwise), InterOil will pay to each Investor such Investor's IPI Percentage multiplied by any amount paid by the State to InterOil in connection with such participation. If the State so elects to participate, the Investors and InterOil must contribute a portion of their Participation Interest, in proportion to their respective Participation Interest, to the interest to be acquired by the State or its nominee and must execute such documents as are necessary to effect such transfer of interest. The Participation Interest of InterOil and each Investor will be reduced proportionally.

      SECTION 2.4 DISTRIBUTIONS.

      (a) As soon as practical following the end of each fiscal quarter, InterOil shall calculate for each Investor, the amount of such Investor's Quarterly Distribution. Within 45 days following the end of each of the first three fiscal quarters of each year, and within 90 days following the end of each fiscal year, subject to Section
            5.2 regarding the payment to InterOil of the Non-Consent Risk Penalty, InterOil shall pay, or cause Subsidiaries to pay, to each Investor, the amount (if positive) of such Investor's Quarterly Distribution by wire transfer to an account specified by Investor (or if no account has been specified, by company check mailed to Investor).

      (b) As used herein, for each Investor, "QUARTERLY DISTRIBUTION" for any fiscal quarter means the following amount multiplied by the Investor's IPI Percentage:

            (i) all cash representing the proceeds of the sale of Petroleum during such Quarter produced from wells in Fields (including, without limitation, Exploration Wells and any wells that are part of a Subsequent Work Program) in which Investor has not forfeited its rights under Section 4.2; less the sum of the following:

                  (A) Operator's Direct Charges allocable to operations in such Fields;

                  (B) Operator's Indirect Charges allocable to operations in such Fields;

                  (C) Any amounts, including principal, interest and fees to repay loans solely pursuant to the provision therefore in Section 5.3; and

                  (D) Royalties, taxes, imposts, levies and other amounts and taxes, including income taxes, value added, goods and services taxes or dividend withholding taxes paid or payable with respect to such cash proceeds or production during the quarter with respect to such Fields (provided that any such amounts subsequently recovered by InterOil shall be distributed to the appropriate Investors).

      (c) Notwithstanding the provisions of paragraph (a) of this Section, InterOil may retain from an Investor's Quarterly Distribution the following amounts:

            (i) Investor's IPI Percentage of Abandonment Security for operations in Fields in which Investor has not forfeited its interest under Section 4.2; and

            (ii) The incentive fee payable under Section 5.4 and the infrastructure fee payable under Section 5.5.

            Amounts withheld under paragraph (c)(i) shall be deposited by InterOil in a segregated account and used only to fund Investor's IPI Percentage share of abandonment costs or paid to Investor to the extent InterOil reasonably determines such amounts are not necessary to pay Investor's IPI Percentage of abandonment costs. InterOil shall timely provide to Investors reasonably detailed backup regarding the amount of such abandonment costs.

      (d) Notwithstanding any other provision of this Agreement, InterOil and Subsidiaries shall have the right to offset any amounts payable to an Investor hereunder against amounts Investor owes to InterOil or Subsidiaries under this Agreement.

                                  ARTICLE III.
                               EXPLORATION PROGRAM

      SECTION 3.1 EXPLORATION PROGRAM. The Exploration Program to be conducted under this Agreement shall consist of six Exploration Wells designated by InterOil as provided in Section 3.2 (the "DESIGNATED EXPLORATION WELLS") and two Exploration Wells determined by InterOil with the consent or participation of a Majority Interest as provided in Section 3.3 (the "OPTIONAL EXPLORATION WELLS").

      SECTION 3.2 DESIGNATED EXPLORATION WELLS. InterOil shall designate one (1) Designated Exploration Well location in each of PPL 236 and PPL 237, and four
(4) Designated Exploration Well locations in PPL 238. Each Designated Exploration Well location shall be selected by InterOil to test a separate Zone, and shall be based on such topographical, geological, geophysical, engineering, seismic and other data as InterOil reasonably determines in accordance with the Operator Standard. InterOil shall select the Designated Exploration Wells in a manner to provide sufficient time to comply with the drilling schedule set forth in Section 3.7.

      SECTION 3.3 OPTIONAL EXPLORATION WELLS. InterOil shall designate the location and Total Depth of two Optional Exploration Well locations on licenses owned by InterOil designed to test separate Zones. Upon selection of the location and total depth of an Optional Exploration Well, InterOil will give written notice to Investors ("LOCATION AND TOTAL DEPTH OF OPTIONAL EXPLORATION WELL(S)") of its decision and proposing the location(s) and Total Depth(s) for the Optional Exploration Well(s), together with a Drilling Program and all relevant topographical, geological, geophysical, engineering, seismic and other information that InterOil determines is reasonably necessary for making an election for the proposed well(s). Within 15 days of giving such notice, an Investor may give notice to InterOil and the other Investors ("ACCEPTANCE OF LOCATION AND TOTAL DEPTH OF OPTIONAL EXPLORATION WELL(S)") whether it elects to accept the location(s) and Total Depth(s) proposed by InterOil or to provide notice of an alternate location(s) and/or Total Depth(s) (it being understood that an Investor's selection of a Zone shall suffice as Investor's selection of a location hereunder). Any alternate location and Total Depth proposed by an Investor must be located on a license owned by InterOil in an area that InterOil determines to be reasonably accessible by InterOil for the purpose of drilling the Optional Exploration Well to the Total Depth proposed. Any proposed Total Depth must be no deeper than is, in the judgment of InterOil, technically feasible given the drilling conditions and equipment reasonably available to InterOil at the drilling location and in no event deeper than 3,500 meters. If an Investor does not give notice of an alternative location (which may be a Zone) within such 15 day period, the Investors shall be deemed to have accepted the locations and Total Depth of the Optional Exploration Wells proposed by InterOil. If an alternate location and/or Total Depth is proposed by an Investor, then InterOil shall request that such Investor provide InterOil with notice of the location (which may be a Zone) and Total Depth that such Investor desires to drill, which may be the location and Total Depth selected by InterOil or one of the Investors. If a location (which may be a Zone) and Total Depth is approved by the vote of a Majority Interest, such location (which may be a Zone) and/or Total Depth shall be the location and Total Depth of the Optional Exploration Well. If an alternate location or Total Depth is not approved by such a Majority Interest, then the Optional Exploration Well shall be drilled at the location and to the Total Depth proposed by InterOil. If such location is not specific as to precise latitude and longitude position, InterOil shall determine a precise latitude and longitude position for the Exploration Well within such location.

      SECTION 3.4 INTEROIL SERVICES. In accordance with the Operator Standard, InterOil will or cause its Subsidiaries to use commercially reasonable efforts to perform, or cause to be performed, all work necessary to cause the Designated Exploration Wells and Optional Exploration Wells to be drilled to Total Depth. Without limiting the foregoing, InterOil will:

      (a) Acquire all permits, consents and other governmental approvals necessary to drill such wells to Total Depth, and otherwise exercise commercially reasonable efforts in accordance with the Operator Standard to comply with the applicable PPL and other governmental laws and regulations, including without limitation, the Oil and Gas Act and the Regulation;

      (b)   Construct access roads, clear and prepare the drill site;

      (c) Arrange for a drilling rig reasonably capable of drilling the Exploration Well to the proposed Total Depth;

      (d)   Spud and drill to Total Depth the Exploration Well;

      (e) Provide all materials, services and labor reasonably necessary for drilling the Exploration Well to Total Depth in a good and workmanlike manner in accordance with customary oilfield practice and the Operator Standard;

      (f) Make reasonable tests of formations encountered during drilling which give indication of containing oil and gas in quantities sufficient, in the opinion of InterOil, to test;

      (g) If the well is unsuccessful, plug and abandon the well location, and restore the surrounding area as required by the applicable Licence and governmental regulations;

      (h) Retain and pay for such supervisory and technical employees having engineering, geological or other professional skills necessary for operations hereunder;

      (i) Receive, approve and timely pay, before they are delinquent, invoices for materials, services and labor provided hereunder;

      (j) Pay or cause to be paid all taxes imposed on or with respect to production or handling of each party's share of Petroleum produced under the terms of this Agreement;

      (k) Handle, settle or otherwise discharge at the joint expense of the parties hereto any claim or suit arising out of operations hereunder; and

      (l) Prepare and file on behalf of the parties hereunder such operational notices, reports, applications or certifications as may be required by any governmental or quasi-governmental body having jurisdiction of the Licence Areas.

      SECTION 3.5 SUBSTITUTE WELLS. If a Designated Exploration Well cannot successfully be drilled to Total Depth, because of mechanical difficulties or because of encountering a formation or anomalous condition which is customarily considered in the industry to be impenetrable or which would make further drilling impracticable, or for any other cause reasonably beyond the control of InterOil, then InterOil shall, at its option, either (i) drill a substitute well at a location in the immediate vicinity of the location and to the Total Depth established for the Designated Exploration Well whose drilling was abandoned, or
(ii) shall designate as a substitute well one of the other Designated Exploration Well(s) or Optional Exploration Well(s) and such substitute well shall be a Designated Exploration Well, as provided herein. If InterOil elects to designate as a substitute well one of the other Designated Exploration Well(s) or Optional Exploration Well(s), then InterOil shall designate an additional Designated Exploration Well or Optional Exploration Well, as appropriate, in accordance with the provisions of Section 3.2 or Section 3.3, respectively.

      SECTION 3.6 INTEROIL TO PAY COSTS. InterOil will be responsible for, and shall pay promptly when due, all costs incurred to drill each of the Designated Exploration Wells and Optional Exploration Wells to Total Depth, including, without limitation, any costs incurred for materials, services and labor in connection the drilling of each such well. For further clarification, InterOil shall not charge to the Investors any Operator Direct Charges or Operator Indirect Charges attributable to any operations with respect to the drilling of the Exploration Wells.

      SECTION 3.7 TIMING; DRILLING TO TOTAL DEPTH. InterOil may drill the Designated Exploration Wells in any order according to a schedule of its choosing subject, however, to the following. In accordance with the Operator Standard, InterOil will use commercially reasonable efforts to cause all Exploration Wells to be drilled with reasonable diligence and in a good and workman-like manner, each to its designated Total Depth on or before September 30, 2006.

      SECTION 3.8 REPORTS. Pursuant to the written request of an Investor, InterOil will provide monthly drilling reports to such Investor in respect of all wells in which such Investor has not forfeited its interest, and all such well information will be available at InterOil's office in Cairns, Queensland upon reasonable request for review by or on behalf of such Investor. InterOil agrees to use commercially reasonable efforts in accordance with the Operator Standard to make as much relevant well information as possible available in electronic media accessible by Investor.

      SECTION 3.9 DISCLOSURE.

      (a) Within two business days of the date of this Agreement, InterOil shall make "public disclosure" (as defined in Regulation FD under the U.S. Securities Exchange Act of 1934) of this Agreement.

      (b) If InterOil or any of its Affiliates provides material information to an Investor that such Investor did not request, InterOil shall, within 10 business days following a subsequent written request from such Investor, make "public disclosure" (as defined in Regulation FD under the U.S. Securities Exchange Act of 1934) of such material information.

      (c) If InterOil or any of its Affiliates provides material information to an Investor that is material to any election to be made under this Agreement (including an election pursuant to Section 4.2 or Section 5.2), InterOil shall (whether or not the providing of such information was requested by such Investor) within 10 business days following a subsequent written request from such Investor, make "public disclosure" (as defined in Regulation FD under the U.S. Securities Exchange Act of 1934) of such material information.

      (d) Within two business days of a written request of an Investor, InterOil shall confirm to such Investor whether or not all material information furnished to it by InterOil has been publicly disclosed (as defined in Regulation FD under the U.S. Securities Exchange Act of 1934).

                                  ARTICLE IV.
                                  DISCOVERIES

      SECTION 4.1 ACTIVITIES AFTER TOTAL DEPTH. If, upon reaching Total Depth in any Exploration Well, InterOil, in its discretion, decides to continue operations on such a well, it will design a work program which may include logging or other evaluation or analysis, setting casing or running tubing, perforating and testing the well ("COMPLETION") and/or a Subsequent Work Program as described in Section 5.1.

      SECTION 4.2 COMPLETION ELECTIONS. If InterOil proposes the Completion of an Exploration Well, the following will occur:

      (a) InterOil shall give each Investor written notice of the intent to proceed with Completion, together with technical, geological and other logging data and a proposal for such Completion, including cost estimates, that can reasonably be supplied which is relevant to Investor making its decision in Section 4.2(b). Such notice shall prominently state that a response is due from the Investor within 48 hours of receipt of the notice. InterOil shall confirm each Investor's receipt of such notice by return fax or by return e-mail.

      (b) Within 48 hours of any confirmation of receipt of notice from InterOil pursuant to Section 4.2(a), Investor must give written notice to InterOil that either:

            (i) Investor agrees to pay its IPI Percentage of the costs incurred with respect to the aforementioned Completion; or

            (ii) that Investor will not to pay its IPI Percentage of the costs of the aforementioned Completion, and forfeit (A) Investor's rights to that well and the development of any Field discovered from such well and (B) Investor's rights to convert its IPI Percentage into Common Shares as contemplated by
                  Section 6.1.

            If Investor fails to timely respond to InterOil's notice as provided above, then the Investor shall be deemed to have elected pursuant to
            Section 4.2(b)(ii).

      (c) If an Investor agrees to pay its IPI Percentage of costs incurred with respect to Completion, Investor must make its payment to InterOil of such costs of Completion not later than 30 days after such election. If Investor fails to pay such Completion costs within the 30-day period as provided for in the preceding sentence, InterOil may give written notice to Investor of such failure to pay, and if Investor fails to pay such amounts owing within five (5) days after actual receipt and confirmation of such notice by InterOil,
            (i) Investor shall be deemed to have elected pursuant to Section 4.2(b)(ii) and will forfeit its right in such well and any Field discovered by such well and (ii) Investor shall forfeit any right to convert its IPI Percentage into Common Shares under Section 6.1.

      (d) For greater clarity, the non-consent provisions of Section 5.2 shall not apply to Completion operations under Section 4.2.

      SECTION 4.3 PDL. If InterOil determines that the requirements for the issuance of a PDL covering a Field into which an Exploration Well was drilled have been met, InterOil will request the declaration of a location under the Oil and Gas Act, which will include Blocks or portions of Blocks sufficient, in InterOil's judgment, to cover fully the Field(s) to the extent that such Blocks are in the Licence Areas (a "PARTICIPATION AREA").

      SECTION 4.4 PARTICIPATION IN PDL. An Investor may elect to have its IPI Percentage under this Agreement in respect of the relevant Participation Area become a Participation Interest under the relevant JVOA and a registered legal interest in the relevant PDL with a Participation Interest equal to its IPI Percentage in the Participation Area, subject to InterOil's consent not to be unreasonably withheld, and Investor's rights under the JVOA and in the relevant PDL shall be parri passu with all other Participation Interest holders, including but not limited to, participation in the relevant Participation Area. If Investor elects to make such an election, InterOil shall directly assign to such Investor such Participation Interest in the PDL, subject to all necessary State consent, and shall take all such further reasonable action necessary in connection therewith.

                                   ARTICLE V.
                    SUBSEQUENT OPERATIONS; NON-CONSENT; FEES

      SECTION 5.1 SUBSEQUENT WORK PROGRAMS. If, upon reaching Total Depth in any Exploration Well, InterOil, in its discretion, decides to continue operations on such a well, regardless of whether InterOil pursues Completion of such well, then it will design a work program which may include an Extended Well Test, appraisal drilling, other operations and full field development and production operations ("SUBSEQUENT WORK PROGRAM"). The drilling of a well after the first Exploration Well on a structure or in a prospective Field in an area subject to this Agreement, which is designed to test the same target formations as the first Exploration Well for that Field, is deemed to be part of a Subsequent Work Program.

      SECTION 5.2 NON-CONSENT OPERATIONS. Before an Investor can be billed for any commitment or any expenditure incurred by InterOil for a Subsequent Work Program, the following must occur:

      (a) InterOil must submit an AFE for that Subsequent Work Program to Investor for its consideration. If the Subsequent Work Program described in the AFE is an Extended Well Test, Investor must, within 15 days after receipt of the AFE, or (ii) if the Subsequent Work Program described in the AFE is not an Extended Well Test, the Investor must, within 60 days after receipt of that AFE, which receipt shall be confirmed by each Investor by return fax or by return e-mail, give written notice to InterOil that either:

            (i) Investor agrees to pay its IPI Percentage of the costs incurred or to be incurred with respect to a proposed Subsequent Work Program proposed by InterOil; or

            (ii) that Investor intends not to pay its IPI Percentage of such costs of the aforementioned Subsequent Work Program and to relinquish its IPI Percentage of the revenues attributable to the wells affected by the Subsequent Work Program until InterOil has recovered the Non-Consent Risk Penalty from Quarterly Distributions that would otherwise have been payable to such Investor from the revenues attributable to the wells affected by the Subsequent Work Program had Investor elected to pay its IPI Percentage share of the costs associated with such Subsequent Work Program.

            If Investor fails to timely respond to InterOil's AFE as provided above, then the Investor shall be deemed to have elected pursuant to
            Section 5.2(a)(ii).

      (b) If an Investor agrees to pay its IPI Percentage cost of a Subsequent Work Program pursuant to Investor's election under Section 5.2(a)(i), such Investor must make its payment to InterOil of all of the costs of such Subsequent Work Program not later than 30 days after such election. If Investor fails to pay such costs within the 30-day period as provided for in the preceding sentence, InterOil may give written notice to Investor of such failure to pay, and if Investor fails to pay such amounts owing within five (5) days after receipt and confirmation of such notice by InterOil, Investor shall be deemed to have elected pursuant to
            Section 5.2(a)(ii) to incur the

            Non-Consent Risk Penalty and shall forfeit its right to convert its IPI Percentage into Common Shares under Section 6.1.

      SECTION 5.3 DEBT FINANCING. In connection with production and development activities with respect to any Fields located in a Participation Area, InterOil or one of its Affiliates may elect to borrow funds on terms it deems in good faith to be commercially reasonable to pay the costs of such operations. If InterOil or one of its Affiliates borrows funds as provided for in this Section 5.3, InterOil shall offer the same loan terms to the Investors. InterOil shall provide Investors the proposed loan documentation prior to requesting Investor to accept or decline the terms of the loan. If an Investor accepts the terms of any such loan, InterOil may deduct from each Investor's Quarterly Distribution under Section 2.4 such Investor's allocable share to repay such borrowings, including fees, principal and interest. InterOil or its Affiliate may mortgage, pledge or otherwise hypothecate its interest in the applicable Licence or any rights thereunder, to secure such borrowings to the extent reasonable and customary. All funds from such borrowings shall only be used for production, development or other operations on or in connection with Fields located in a Participation Area. Whether or not an Investor participates in such borrowings, InterOil shall cause the documentation for such loan to permit the Quarterly Distributions to such Investor contemplated by this Agreement; provided, however, that amounts to repay an Investor its share of such borrowings may be deducted from such Investor's Quarterly Distributions.

      SECTION 5.4 INCENTIVE DISCOVERY FEE.

      (a) Each Investor's "SHARE OF PRODUCTION" shall mean, at any time, the sum of (i) the aggregate production attributable to Investor's direct interest in any Field assigned to Investor under Section 4.4 plus (ii) the aggregate production allocable to Investor's IPI Percentage in any Field owned by InterOil in which Investor has an indirect interest under this Agreement. Investor's Share of Production will include production attributable to an Investor's direct or indirect interest in a Field in which Investor has exercised non-consent rights under this Agreement or an applicable JVOA as if such non-consent rights had not been exercised. Investor shall pay to InterOil an incentive discovery fee of US $0.20 per BOE of Investor's Share of Production produced and sold in excess of the product of (i) 50 million BOE multiplied by (ii) Investor's IPI Percentage. Such fee shall be payable at the end of each calendar quarter. Such fee may be deducted by InterOil from Quarterly Distributions payable under Section 2.4 and any JVOA entered into under Section 4.4 shall provide for the deduction of such fee.

      (b) If an Investor proposes to sell a direct interest under a JVOA or an indirect interest represented by Investor's IPI Percentage, including sales subject to Article VIII and Article IX of this Agreement, InterOil shall cause an internationally recognized independent petroleum engineering firm to prepare an estimate of the proved and probable oil and gas reserves attributable to the direct interests and indirect interests owned by such Investor. Such reserve report shall be prepared as of a date selected by InterOil that is reasonably close to the anticipated date of sale. Such reserve report shall be prepared using definitions of proved and probable reserves promulgated by Canadian regulatory authorities, and otherwise in accordance with generally accepted reserve engineering practices. Assuming that future production occurs as forecast in the reserve report, at the Closing of such sale Investor shall pay InterOil a fee equal to US $0.20 multiplied by the number of BOE estimated in the reserve report as being subject to the sale and which would, in the future, be subject to the fee provided in Section 5.4(a). No further fee shall be payable under Section 5.4(a) by Investor or any transferee of Investor on production attributable to the interest purchased by transferee.

      SECTION 5.5 INFRASTRUCTURE FEE. InterOil shall deduct from each Investor's Quarterly Distribution an infrastructure fee of US $0.45 per barrel of oil and US $0.08 per Mcf of gas produced and sold from any Field hereunder and attributable in whole but not in part to such Investor's IPI Percentage in such Field.

                                  ARTICLE VI.
                                 STOCK ISSUANCE

      SECTION 6.1 CONVERSION RIGHT. InterOil hereby grants to each Investor the right to convert, at any time or from time to time during the Conversion Right Period, all or any portion of such Investor's IPI Percentage interest into fully paid and non-assessable Common Shares. For purposes of this Section 6.1, if an Investor's IPI Percentage has been reduced in a Subject Field under Article IX, then the Investor's IPI Percentage for purposes of this Section 6.1, shall be the smallest IPI Percentage in any Subject Field less any IPI Percentage previously converted. The number of Common Shares issuable on any exercise of the Investor's Conversion Right will equal the quotient of (x) the product of
(A) the IPI Percentage being converted and (B) US $500,000,000 and (y) U.S.$37.50. Immediately following any such conversion, the Investor's IPI Percentage interest will be reduced to reflect such conversion and any other prior conversions by the Investor. Notwithstanding the foregoing, an Investor may not exercise the conversion right granted in this Section 6.1 if the Investor has forfeited its right as provided in Sections 4.2(b)(ii)(B), 4.2(c)(ii) and 5.2(b). InterOil will use its commercially reasonable best efforts to issue the Common Shares to the Investor within five (5) days of receipt of notice from the Investor that the Investor is exercising its Conversion Right.

      SECTION 6.2 RESTRICTIVE LEGEND.

      (a) Common Shares issued to Investor under Section 6.1 will bear the following legend:

            THESE COMMON SHARES HAVE NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (ii) IF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT IS AVAILABLE.

      (b) InterOil may require, as a condition of allowing any transfer of the Common Shares (i) that the holder or transferee of the Common Shares, as the case may be, furnish to InterOil a written opinion of counsel (which opinion shall be in form, substance and scope reasonably satisfactory to InterOil) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws and without the necessity to prepare a prospectus under provincial securities law in Canada, (ii) that the holder or transferee execute and deliver to InterOil an investment letter in form and substance reasonably acceptable to InterOil and
            (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) under the Securities Act or a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

      SECTION 6.3 NO RIGHTS AS SHAREHOLDER UNTIL ISSUANCE. This Agreement does not entitle the Investor to any voting rights or, except as provided in this Agreement, other rights as a shareholder of InterOil prior to the issuance of the Common Shares as provided in Section 6.1, including the right to participate in new issuances of shares in InterOil. Upon the issuance of the Common Shares, if any, under Section 6.1, the Common Shares so issued shall be and be deemed to be issued to such Investor as the record owner of such shares as of the close of business on the date of such issuance.

      SECTION 6.4 CERTAIN ADJUSTMENTS. The number and kind of securities issuable pursuant to Section 6.1 on exercise of the Conversion Right shall be subject to adjustment from time to time upon the happening of any of the following. In case InterOil shall (i) pay a dividend in Common Shares or make a distribution in Common Shares to holders of its outstanding Common Shares, (ii) subdivide its outstanding Common Shares into a greater number of shares, (iii) combine its outstanding Common Shares into a smaller number of Common Shares, or
(iv) issue any shares of its capital stock in a reclassification of the Common Shares, then the number of Common Shares issuable pursuant to Section 6.1 shall be adjusted so that Investor shall be entitled to receive the kind and number of Common Shares and other securities of InterOil which it would have owned or have been entitled to receive had Common Shares been issued to the Investor under
Section 6.1 on full exercise of its Conversion Right immediately prior to the occurrence of an event specified in this sentence. Upon each such adjustment of the kind and number of Common Shares and other securities of InterOil which are issuable on exercise of the Conversion Right, the Investor shall thereafter be entitled, on exercise of the Conversion Right, to receive the number of Common Shares and other securities resulting from such adjustment. An adjustment made pursuant to this Section shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

      SECTION 6.5 REORGANIZATION, RECLASSIFICATION, MERGER, CONSOLIDATION OR DISPOSITION OF ASSETS. If InterOil shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation or entity (where InterOil is not the surviving corporation or where there is a change in or distribution with respect to the Common Shares of InterOil) or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation or other entity (such successor or acquiring corporation or entity, an "ACQUIRING ENTITY"), and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, common shares of the Acquiring Entity, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the Acquiring

Entity ("OTHER PROPERTY"), are to be received by or distributed to the holders of Common Shares of InterOil, then the Investor shall have the right thereafter to receive in lieu of the Common Shares described in Section 6.1, the number of common shares of the Acquiring Entity or Common Shares of InterOil, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of Common Shares that Investor would have owned or been entitled to receive had Common Shares been issued to Investor under Section
6.1 on full exercise of its Conversion Right were satisfied immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the Acquiring Entity (if other than InterOil) shall expressly assume all the obligations and liabilities of InterOil hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the board of directors of InterOil) in order to provide for adjustments of Common Shares issuable under Section 6.1 which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 6.5. For purposes of this Section 6.5, "common shares of the Acquiring Entity" shall include shares or other ownership interests of such Acquiring Entity of any class which is not preferred as to dividends or assets over any other class of stock or other ownership interests of such Acquiring Entity and which is not subject to redemption and shall also include any evidences of indebtedness, shares or other securities which are convertible into or exchangeable for any such shares or other ownership interests, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock or other ownership interests. The foregoing provisions of this
Section 6.5 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations, spin-offs, or dispositions of assets.

      SECTION 6.6 OTHER DISTRIBUTIONS. If at any time after the date hereof InterOil distributes to holders of its Common Shares, other than as part of its dissolution, liquidation or the winding up of its affairs, any shares of its capital stock, (other than Common Shares), any evidence of indebtedness or any of its assets not covered by Section 6.5 then, as part of such distribution, InterOil shall make lawful provision so that there shall thereafter be deliverable under Section 6.1, in addition to the number of Common Shares issuable on full exercise of the Conversion Right under Section 6.1, the amount of the dividend or other distribution to which the Investor would have been entitled to receive had the exercise occurred as of the record date for such dividend or distribution.

      SECTION 6.7 REPRESENTATIONS AND WARRANTIES OF INVESTORS. Each Investor severally, but not jointly, represents and warrants to InterOil as follows:

      (a) It is acquiring its interest under this Agreement represented by its IPI Percentage and any Common Shares issuable under this Agreement for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the interest represented by the IPI Percentage or the Common Shares. Investor understands that the Common Shares are "restricted securities" as defined in Rule 144 under the Securities Act.

      (b) It has full power and legal right to execute and deliver this Agreement and all other documents contemplated by this Agreement and to perform its obligations hereunder and thereunder.

      (c) If such Investor is a limited partnership, limited liability company or corporation, it is a validly existing limited partnership, limited liability company or corporation, as the case may be, duly formed, organized or incorporated under the laws of its jurisdiction of formation, organization or incorporation.

      (d) It has taken all action necessary for the authorization, execution, delivery, and performance of this Agreement and all other documents contemplated by this Agreement, and its obligations hereunder and thereunder, and, upon execution and delivery by the InterOil, this Agreement and the other documents shall constitute the valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, liquidation or other similar law now or hereafter in effect relating to creditors' rights and general principles of equity.

      (e) It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment represented by the IPI Percentage and in the Common Shares as contemplated by this Agreement, and is able to bear the economic risk of such investment for an indefinite period of time. It has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of InterOil concerning the terms and conditions of this Agreement and the Common Shares.

      (f) It is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is fully capable of evaluating the risks and merits of its investment under this Agreement and in the Common Shares.

      SECTION 6.8 REGISTRATION RIGHTS AGREEMENT. To cover resales of Common Shares issuable on exercise of the Conversion Right, the parties agree to enter into the Registration Rights Agreement on the date of this Agreement.

                                  ARTICLE VII.
                   REPRESENTATIONS AND WARRANTIES OF INTEROIL

      SECTION 7.1 REPRESENTATIONS AND WARRANTIES. InterOil hereby makes the following representations and warranties to the Investors as follows:


      (a) InterOil is a corporation duly incorporated and existing in good standing under the laws of the Province of New Brunswick and has the requisite corporate power to own its properties and to carry on its business as now being conducted. Each of InterOil and its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary other than those in which the failure so to qualify would not have a Material Adverse Effect.

      (b) (i) InterOil has all requisite corporate power and authority to enter into and perform the Transaction Documents and to issue the interest represented by the IPI Percentages in accordance with the terms hereof, (ii) the execution and delivery of the Transaction Documents by InterOil and the consummation by it of the transactions contemplated thereby, including the issuance of the interest represented by the IPI Percentages, have been duly authorized by all necessary corporate action, and no further consent or authorization of InterOil or its Board of Directors (or any committee or subcommittee thereof) or stockholders, other than stockholder consent that has been obtained or effected on or prior to the date hereof, is required, (iii) when delivered, the Transaction Documents will have been duly executed and delivered by InterOil, (iv) when delivered, the Transaction Documents will constitute valid and binding obligations of InterOil enforceable against InterOil in accordance with their terms, except (A) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of creditors' rights and remedies, the discretion that a court may exercise in the granting of equitable remedies or by other equitable principles of general application, and (B) to the extent the indemnification provisions contained in this Agreement and the Registration Rights Agreement may be limited by applicable law and (v) the interest represented by the IPI Percentages and the Common Shares issuable upon the conversion and/or exercise thereof have been duly authorized and, upon issuance thereof and payment therefor in accordance with the terms of this Agreement, the interest represented by the IPI Percentages will be validly issued, free and clear of any and all liens, claims and encumbrances, except for restrictions on transfer imposed by applicable securities laws and referenced in Section 6.2.

      (c) The authorized capital stock of InterOil consists of an unlimited number of Common Shares, of which as of the date hereof prior to giving effect to this transaction, 28,418,009 shares are issued and outstanding and 2,577,985 shares are issuable and reserved for issuance pursuant to InterOil's stock option plans or securities exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued, fully paid and nonassessable. As of the date hereof, except as disclosed in Section 7.1(c), (i) no shares of InterOil's capital stock are subject to pre-emptive rights or any other similar rights or any liens or encumbrances suffered or permitted by InterOil, (ii) there are no outstanding debt securities, (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of InterOil or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which InterOil or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of InterOil or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of InterOil or any of its Subsidiaries, (iv) there are no agreements or arrangements under which InterOil or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities the applicable securities laws and regulations of any jurisdiction ("SECURITIES LAWS") other than pursuant to the Registration Rights Agreement, (v) there are no outstanding securities of InterOil or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which InterOil or any of its Subsidiaries is or may become bound to redeem a security of InterOil or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance, exercise or conversion of the IPI Percentages or the Warrants as described in this Agreement and (vii) InterOil does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.

      (d) Upon issuance in accordance with this Agreement, the Common Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

      (e) Except as disclosed in Section 7.1(e), the execution, delivery and performance of the Transaction Documents by InterOil and the consummation by InterOil of the transactions contemplated hereby and thereby and issuance of the interest represented by the IPI Percentages and the Common Shares will not (i) result in a violation of InterOil's Articles of Amalgamation or the By-laws; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which InterOil or any of its Subsidiaries is a party, or (iii) result in a violation of any material law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the American Stock Exchange, Canadian and provincial securities laws and regulations and the rules and regulations of the Toronto Stock Exchange or other securities exchange or trading market on which the Common Shares are traded or listed) applicable to InterOil or any of its Subsidiaries or by which any property or asset of InterOil or any of its Subsidiaries is bound or affected. Except as disclosed in
            Section 7.1(e), neither InterOil nor its Subsidiaries is in violation of any term of, or in default under, (x) its articles of incorporation, any certificate of designations, preferences and rights of any outstanding series of preferred stock or by-laws or their organizational charter or by-laws, respectively, (y) any material contract, agreement, mortgage, indebtedness, indenture, instrument, or (z)(i) any judgment, decree or order or (ii) any statute, rule or regulation applicable to InterOil or its Subsidiaries, the non-compliance with which, would be material to InterOil or its Subsidiaries or interfere with the performance of its obligations under the Transaction Documents. Except as set forth on Section 7.1(e) or as specifically contemplated by this Agreement and as required under Securities Laws and the rules of the Toronto Stock Exchange and the American Stock Exchange, InterOil is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Transaction Documents or the issuance of the interest represented by the IPI Percentages and the Common Shares, in accordance with the terms hereof or thereof. Except as disclosed in
            Section 7.1(e), all consents, authorizations, orders, filings and registrations which InterOil is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.

      (f) Each of SPI (210) Limited, SPI (220) Limited and SPI (208) Limited are indirect, wholly-owned subsidiaries of InterOil. Each Licence (a true and complete copy of which has been provided to the Investors who requested a copy thereof) is in full force and effect and is in good standing, and each of SPI (210) Limited, SPI (220) Limited and SPI (208) Limited is the holder of a one hundred percent (100%) legal and beneficial interest in PPL 236, PPL 237 and PPL 238, respectively, free and clear of all mortgages, charges, pledges, liens, options, pre-emptive rights and other claims or encumbrances other than royalties or other entitlements of the State pursuant to the laws and regulations of Papua New Guinea. The execution and delivery of this Agreement is not in violation of or otherwise conflict with or cause a default under any provision of a Licence.

                                  ARTICLE VIII.
                                   ASSIGNMENT

      SECTION 8.1 GENERALLY. Subject to applicable securities laws, a party to this Agreement may assign or transfer or purport to assign or transfer any of its interests, rights and obligations in and under this Agreement to a person or entity without the prior written consent of any other party to this Agreement, provided that (a) without the prior consent of InterOil, not to be unreasonably withheld, such assignment unless made to an Affiliate shall not relieve Investor of its obligation to make the payments called for under this Agreement, and (b) if as a result of any proposed direct or indirect assignment or transfer by InterOil of its interest herein, InterOil would no longer be Operator of the Licences, then no such proposed assignment or transfer shall be effective without the prior written consent of a Majority Interest of the Investors, not to be unreasonably withheld.

      SECTION 8.2 BINDING EFFECT. An assignment or transfer pursuant to the provisions of Section 8.1 shall not be effective until the assignee or transferee executes a counterpart of this Agreement and is bound by the provisions of this Agreement. InterOil shall timely provide notice to Investors of any and all transfers of its interest hereunder.

      SECTION 8.3 ABILITY TO ENCUMBER. Nothing contained in this Article VIII shall be deemed or construed so as to:

      (a) prevent InterOil from freely mortgaging or encumbering its share of production and transferring or assigning to such mortgagee or lender the rights to the proceeds of sale of any Petroleum sold hereunder on behalf of InterOil as security for such debt. The provisions of this Article VIII shall not apply to the granting of any such security interest; or

      (b) prevent Investor from freely mortgaging or encumbering its rights, subject to its obligations, under this Agreement and assigning to such mortgagee or lender the rights to the distributions as defined in this Agreement as security for such debt, subject to Article VIV.

      SECTION 8.4 TAG-ALONG RIGHT. If InterOil assigns or transfers any of its interests or rights under this Agreement or its Participation Interest, whereby InterOil holds less than a 50% Participation Interest after completion of such transaction, Investor may with 15 days notice to InterOil, elect to participate on the same terms in such transaction by assigning, for the same pro-rata value to its account, the same proportion of its IPI Percentage to the same assignee or transferee. In no event will InterOil own less than 50% of any PPL in a Subject Field.

                                  ARTICLE IX.
                                  CALL OPTION

      SECTION 9.1 REDUCTION OF IPI PERCENTAGE. InterOil may reduce the IPI Percentage of an Investor in one or more Fields, or on a portion of a Field, as follows:

      (a) In connection with a sale to a purchaser not affiliated with InterOil ("PURCHASER") of a direct or indirect interest in a PPL or PDL covering a Field into which an Exploration Well or another well has been drilled under this Agreement ("SUBJECT FIELD"), InterOil may elect to reduce pro rata the IPI Percentage in the Subject Field of each Investor ("SUBJECT FIELD INVESTOR") which has not forfeited its interest in the Subject Field in an amount up to 50% of the direct or indirect interest being acquired by Purchaser from InterOil, subject to subsection (e) and Section 9.2 hereof. For example, if InterOil proposed to sell a direct or indirect 10% interest in a Subject Field, InterOil could reduce the IPI Percentage in the relevant Subject Field of the Subject Field Investors by up to 5% (e.g., from 15.0% to 10.0%).

      (b) If InterOil proposes to sell a direct or indirect interest to a Purchaser in any PPL or PDL covering a Subject Field and InterOil proposes to reduce the IPI Percentages of the Subject Field Investors with respect to the Subject Field, InterOil shall notify Subject Field Investors of the proposed sale by InterOil at least 15 days prior to the anticipated closing date of such sale. Such notice shall include the anticipated amount to be paid to such Subject Field Investor, the anticipated amount of the reduction in the IPI Percentage as a result of the sale and the anticipated closing date of the sale. InterOil shall provide each Subject Field Investor such information about the terms of the proposed sale as such Investor may reasonably request and which is in InterOil's possession and not subject to a confidentiality agreement.

      (c) On the closing date of the sale of InterOil's direct or indirect interest to a Purchaser in the PPL or PDL in the Subject Field, or as soon thereafter as practicable, InterOil shall pay each Subject Interest Investor an amount equal to the consideration received by InterOil from the Purchaser multiplied by a fraction the numerator of which is the reduction in such Investors IPI Percentage and the denominator of which is the total interest acquired by Purchaser and such Investor's IPI Percentage in the Subject Field shall be reduced as provided in the notice.

      (d) Without the prior written consent of the Subject Field Investors which own a majority of the IPI Percentages owned by Subject Field Investors in the relevant Subject Field, InterOil shall not sell an interest in the Subject Field other than for cash or securities listed on the New York, American or Toronto Stock Exchange, traded over the National Association of Securities Dealers, Inc. Automated Quotation System, or listed on another internationally recognized securities market. If the consideration received by InterOil in connection with the sale of an interest in the Subject Field to a Purchaser is other than cash, InterOil shall take all commercially reasonable efforts to distribute the appropriate portion of such consideration or an interest therein to the Subject Field Investors entitled thereto. If InterOil is unable to distribute such non-cash consideration to the Subject Field Investors, InterOil shall retain such non-cash consideration and shall convert it to cash as soon as reasonably practicable and distribute such cash to Investors entitled thereto promptly thereafter.

      (e) InterOil may not cause the IPI Percentage of an Investor in a Subject Field to decrease by more than 50% of such Investor's initial IPI Percentage pursuant to this Section.

      (f) InterOil shall adjust the amount payable to each Subject Field Investor under this Section to account for the effective date of any sale, so that the Subject Field Investors and InterOil are treated substantially the same taking into account any purchase price adjustments with respect to an effective date and Distributions payable to the Investor under this Agreement.

      (g) InterOil and Subsidiaries may offset amounts payable to a Subject Field Investor under this Section against any Non-Consent Penalty or other amount owed by such Subject Field Investor to InterOil or Subsidiaries.

      SECTION 9.2 CONDITIONS FOR REDUCTION OF IPI PERCENTAGE. Notwithstanding the provisions of Section 9.1, InterOil may not cause the reduction in the IPI Percentage of a Subject Field Investor in such Subject Field pursuant to Section
9.1 unless (i) the consideration received by such Subject Field Investor is equal to or greater than US $50 million per each one (1) percentage point reduction in the IPI Percentage, or (ii) the consideration received by such Subject Field Investor is equal to or greater than US $25 million per each one
(1) percentage point reduction in the IPI Percentage and InterOil receives the consent of Subject Field Investors in such Subject Field which own a majority of the IPI Percentages owned by Subject Field Investors in the Subject Field. For purposes of this Section 9.2, the value of non-cash consideration received by a Subject Field Investor shall be determined in good faith and in accordance with reasonable and customary valuation methodologies, taking into account, inter alia, appropriate discounts for illiquidity, tax consequences of receipt of the consideration, any costs associated with holding or disposing of such property, and any other factors.

                                   ARTICLE X.
                    CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

      SECTION 10.1 CONFIDENTIALITY. InterOil and each Investor agrees to treat confidentially any information identified as confidential (whether prepared by InterOil, Subsidiaries, or

Investor, or their advisors, agents, or otherwise, and whether oral or written) that InterOil or an Investor or their respective agents or advisors, furnish to the other (which shall include each party's directors, officers, employees, Affiliates, agents, advisors, representatives and potential financing sources) (such information being collectively referred to herein as the "CONFIDENTIAL INFORMATION"). Confidential Information acquired or received by any party under this Agreement shall be held confidential during the continuance of this Agreement plus a period of 2 years thereafter and shall not be divulged in any way to any third party, without the prior written approval of all the affected parties which shall not be unreasonably withheld provided that any party to this Agreement may, without such approval, disclose Confidential Information:-

      (a) to any Affiliate or bona fide intended assignee of such party upon obtaining a similar undertaking of confidentiality from such Affiliate or assignee in favor of all affected parties;

      (b) to any outside consultants, upon obtaining a similar undertaking of confidentiality from such consultants in favor of all affected parties;

      (c) to any bank or financial institution from whom such party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality from such bank or institution;

      (d) to the extent required by the Act, the Licence, any other applicable laws or regulations or the having jurisdiction over a party to this Agreement or the regulations of any recognised stock exchange on which are listed for quotation shares in the capital of such party or any Affiliate of such party;

      (e) in a prospectus registered by a stock exchange, or any delegate thereof, where such disclosure is required by law;

      (f) to the extent that the same has become generally available to the public; or

      (g) to the extent acquired independently from a third party whom the disclosing party believed on reasonable grounds was under no obligation of confidentiality relating thereto.

                                  ARTICLE XI.
                              TERM AND TERMINATION

      SECTION 11.1 TERM. The term of this Agreement shall be for the period commencing on the date as of which this Agreement is made (notwithstanding later execution hereof) and shall continue to be effective until the earlier of: (a) as to any Investor, on the date such Investor has converted its entire IPI Percentage interest into Common Shares as provided in Article VI, (b) as to any Investor, on the date that such Investor has had its interest in each Exploration Well and any Field discovered thereby converted into a PDL as contemplated by Section 4.4 and (c) until the final Distributions after cessation of commercial production of Petroleum from the last Field discovered by an Exploration Well drilled hereunder. Termination of this Agreement shall not affect the representations and warranties of Investors herein, which shall survive termination. In addition, the provisions in Article X shall not terminate until the time periods specified therein.

                                  ARTICLE XII.
                                 FORCE MAJEURE

      SECTION 12.1 FORCE MAJEURE. The duties and obligations of each Party, other than the obligation for the payment of money due hereunder (unless the obligation for payment of money is prevented or delayed by applicable currency or governmental investment controls or restrictions through no fault of that Party), are suspended and deferred during such time only that such Party is prevented or hindered from complying in whole or in part with its duties and obligations hereunder because of an event of Force Majeure. For purposes hereof, the term "FORCE MAJEURE" means acts of God, war, blockade, seizure, riot, acts of a public enemy of the State or of the nation in which the affected Party is incorporated or chartered, strikes, lockouts or other labor disturbances, condemnation or action of priority or control by any governmental authority for any governmental purpose, regulations or directives of the State or of the nation in which the affected Party is incorporated or chartered (whether promulgated in the form of a law or otherwise), unavoidable or inevitable accident, delays in transportation, impossibility to obtain or delay in obtaining necessary materials or equipment in the open market, lack of or inadequate labor, or any other cause, other than the financial inability of any Party to meet its obligations, similar or dissimilar from those above described, which is not reasonably within the control of the Party claiming suspension, which is not due to the fault or negligence of that Party, and which by the exercise of due diligence, that Party is unable, wholly or in part, to prevent or overcome. The term "FORCE MAJEURE" likewise includes (i) in those instances where InterOil is required to obtain permits, licences or permission from any government to enable InterOil to fulfil its obligations hereunder, the inability of InterOil to acquire, or the delays on the part of InterOil in acquiring, such permits, licences or permission; and (ii) in those instances where InterOil is required to secure or furnish drilling equipment, materials, supplies, equipment and labor for conducting Joint Operations, the inability of InterOil to so secure or furnish, upon not unreasonable prices and terms, such drilling equipment, materials, supplies, equipment and labor.

      SECTION 12.2 NOTICE. Any Party subject to Force Majeure, as above described, must immediately give all other Parties written notice thereof with reasonably full particulars concerning it and must use all possible diligence to remove the cause of Force Majeure as soon as possible.

      SECTION 12.3 OBLIGATIONS REINSTATED. Any of the Parties whose obligations have been suspended as aforesaid must resume the performance of such obligations as soon as reasonably possible after the removal of the cause and must so notify all the other Parties.

                                 ARTICLE XIII.
                                    NOTICES

      SECTION 13.1 ADDRESS. Any notice (including invoices) given under this Agreement shall be given to a party in writing at its nominated address, and sent whenever practicable and possible by post, facsimile transmission, personal delivery or email. Such notices shall be effective upon receipt which shall be deemed to have occurred on the working day following dispatch, except in the case of emails, receipt of which shall occur when confirmation of receipt has been received from the recipient. Such confirmation may be a reply to or acknowledgement of the notice sent by the recipient himself, or a return message automatically generated by the recipient's system.

      SECTION 13.2 ADDRESS. The addresses of the parties to this Agreement for notice at the date hereof are as follows:

PARTY                               ADDRESS

                                    InterOil Corporation and its subsidiaries
INTEROIL                            c/o InterOil Australia Pty Ltd.
                                    Suite 2 Level 2 Orchid Plaza
                                    78 Abbott Street
                                    Cairns QLD 4870

INVESTOR                            As set forth on Exhibit A

      SECTION 13.3 CHANGE OF ADDRESS. Any party to this Agreement may at any time by notice to the other party notify any change of address, facsimile number or email address and, upon receipt of the notice, such address shall become the address of that party for the purposes of this Agreement.

                                  ARTICLE XIV.
                                 MISCELLANEOUS

      SECTION 14.1 AMENDMENT. This Agreement may be amended only by written agreement of all of the parties to this Agreement.

      SECTION 14.2 WAIVER. No waiver of any breach of this Agreement or of any provisions hereof shall be effective unless such waiver is in writing and signed by the party to this Agreement from whom such waiver is requested. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.

      SECTION 14.3 ENTIRE AGREEMENT. The Transaction Documents contain the entire agreement among the parties and supersedes and replaces all earlier agreements, documents, correspondence and conduct by the parties with respect to the subject matter hereof.

      SECTION 14.4 COSTS. Each Party's costs of negotiating and entering into the Agreement, and any costs associated with obtaining authorisation or approval of this Agreement from any government or regulatory body shall be borne by the Party accruing such costs.

      SECTION 14.5 ACCOUNTS. InterOil will hold funds paid to it pursuant to
Section 2.2 in the Joint Account or Joint Accounts and will only use funds to pay or reimburse exploration, geology, geophysical, general and administrative and all other support costs, drilling, logging and testing costs paid since September 1, 2004, with respect to the eight (8) well Drilling Program contemplated by this Agreement; provided, however, (i) InterOil may pay to itself from the Joint Account any amount of the Purchase Price (plus interest thereon) remaining in such Joint Account after the drilling of 8 Exploration Wells to Total Depth as contemplated herein and

(ii) InterOil may pay to itself from such Joint Account any amount of the Purchase Price (plus interest thereon) attributable to an Investor which has exercised its right to convert its IPI Percentage into Common Shares as contemplated herein. InterOil shall not transfer, mortgage, charge, pledge, create a lien on or otherwise encumber a Joint Account.

      SECTION 14.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, U.S.A, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAWS PROVISIONS THEREUNDER.

      SECTION 14.7 RELATIONSHIP. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor. Neither this Agreement nor any rights or obligations of any party under this Agreement shall constitute any of the parties as partners or joint venturers or otherwise cause one party to be directly or indirectly liable for the debts or obligations of another party.

      SECTION 14.8 STANDARD OF PERFORMANCE. InterOil shall conduct all operations hereunder (including the incurrence of costs and expenses) as would a reasonable and prudent operator in Papua New Guinea under the same or similar circumstances, in a good and workmanlike manner, in accordance with this Agreement or the JVOA and good oilfield practice and in compliance with applicable law and regulations (the "OPERATOR STANDARD"). Further, InterOil hereby agrees and covenants that all information, reports and other data provided to Investors hereunder shall be true and correct in all material respects as of the date provided to Investors. In accordance with the foregoing, InterOil shall designate any and all wells hereunder in a manner which InterOil determines in its reasonable good faith judgment is in the commercial interests of the parties to this Agreement.

      SECTION 14.9 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each such Agreement so executed shall have the effect of an original, but all such counterparts shall together constitute but one and the same instrument and this Agreement shall be binding on the Parties.

      SECTION 14.10 DISPUTE RESOLUTION.

      (a) On the request of any party hereto, whether made before or after the institution of any legal proceeding, any action, dispute, claim or controversy of any kind now existing or hereafter arising between any of the parties hereto in any way arising out of, pertaining to or in connection with this Agreement (a "Dispute") shall be resolved by binding arbitration in accordance with the terms hereof. Any party may, by summary proceedings, bring an action in court to compel arbitration of any Dispute.

      (b) Any arbitration shall be administered by the American Arbitration Association (the "AAA") in accordance with the terms of this Section, the Commercial Arbitration Rules of the AAA, and, to the maximum extent applicable, the Federal Arbitration Act. Judgment on any award rendered by an arbitrator may be entered in any court having jurisdiction.

      (c) Any arbitration shall be conducted before one arbitrator. The arbitrator shall be a practicing attorney licensed to practice in the State of Texas who is knowledgeable in the subject matter of the Dispute selected by agreement between the parties hereto. If the parties cannot agree on an arbitrator within 30 days after the request for an arbitration, then any party may request the AAA to select an arbitrator. The arbitrator may engage engineers, accountants or other consultants that the arbitrator deems necessary to render a conclusion in the arbitration proceeding.

      (d) To the maximum extent practicable, an arbitration proceeding hereunder shall be concluded within 180 days of the filing of the Dispute with the AAA. Arbitration proceedings shall be conducted in Houston, Texas. Arbitrators shall be empowered to impose sanctions and to take such other actions as the arbitrators deem necessary to the same extent a judge could impose sanctions or take such other actions pursuant to the Federal Rules of Civil Procedure and applicable law. At the conclusion of any arbitration proceeding, the arbitrator shall make specific written findings of fact and conclusions of law. The arbitrator shall have the power to award recovery of all costs and fees to the prevailing party. Each party agrees to keep all Disputes and arbitration proceedings strictly confidential except for disclosure of information required by applicable law.

      (e) All fees of the arbitrator and any engineer, accountant or other consultant engaged by the arbitrator shall be paid equally by the parties involved in the dispute, unless otherwise awarded by the arbitrator.

      SECTION 14.11 ADDITIONAL INVESTORS. From time to time prior to June 15, 2005, InterOil may add additional Investors to this Agreement by having them execute a counterpart of this Agreement, and amending Exhibit A. Each such party added pursuant to this Section 14.11 shall be deemed an Investor for all purposes of this Agreement.

      SECTION 14.12 PREVIOUS AGREEMENTS. The Previous Agreements are hereby amended and restated in their entirety by this Agreement.

      SECTION 14.13 OTHER AGREEMENTS. In the event InterOil or any of its Affiliates enters into an agreement subsequent to the date hereof and prior to June 15, 2005 with an Investor or another investor with respect to the proposed exploration and drilling program on the Licences as more particularly set forth in this Agreement, and such agreement with such Investor or third party investor is on more favorable terms and conditions to such investor than those contained in this Agreement for the Investors, including without limitation, the Purchase Price paid hereunder and the Common Shares price of U.S. $37.50 per share as set forth in Section 6.1 of this Agreement, the Investors will have the right to impose on InterOil those terms and conditions which are more favorable, and InterOil will accept such terms and conditions. For purposes of this Section 14.13, an investor shall not include an entity engaged in the oil and gas exploration and production business.

      SECTION 14.14 TAX MATTERS. InterOil shall, and shall cause its Affiliates to, use commercially reasonable efforts to structure any payments to be made to Investors hereunder in the most tax efficient manner available.

      SECTION 14.15 COMPLETION COST CAP. Any time prior to receiving a notice from InterOil of its intent to proceed with Completion of an Exploration Well pursuant to Section 4.2, an Investor may deposit in an account designated by InterOil an amount equal to 12% of its portion of the Purchase Price. Each Investor which makes such a deposit shall be deemed to agree to pay its share of costs of Completion as set forth in Section 4.2(a)(i). InterOil will use the amounts deposited by such Investor to pay the costs of Completion allocable to such Investor. If the costs of Completion allocable to such an Investor exceeds the amount deposited by the Investor, such excess will be paid by InterOil. If, following the drilling and, if applicable, Completion of eight Exploration Wells under this Agreement, the aggregate costs of Completion allocated to such Investor is less than the amounts deposited by the Investor, InterOil will promptly pay such difference to such Investor, less a fee of US$50,000 per each 1% IPI Percentage held by such Investor.

                            [Signature Page Follows]